EXHIBIT 99.1

XORTX Provides Corporate Update and Announces Appointment of Mika Grasso as Co-CEO

CALGARY, Alberta, June 15, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, is pleased to provide a corporate update and discussion of the strategic path for our gout and other programs.

The Company’s current focus, following the recent financing and growing investor interest, is solidly aimed at restructuring our corporate and issuer status, re-initiating our drug development programs, and preparing regulatory filings associated with our lead program for gout.

Ongoing evaluation of our corporate team and issuer status has provided the opportunity to further enhance our c-suite effectiveness and to optimize our public markets efficiency with the addition of Mika Grasso as co-CEO responsible for finance and public markets.

The recent financing and growing investor interest has permitted the Company to increase activities across our drug development disciplines, specific to our lead program for Gout – XRx-026 – the Company’s lead and most advanced development program.

Recently, in response to the Company’s type B meeting interaction with the US Food and Drug Administration (the “FDA”), feedback clarified the remaining key steps required for submission of a new drug application (“NDA”) using Section 505(b)(2) regulatory pathway XRx-026 program for the treatment of gout.

Currently the Company is developing an investigative new drug application (“IND”) that includes new data from recently completed pharmacology, toxicology, chemistry and manufacturing studies as well as an updated clinical development plan. The updated clinical development plan includes a proposed two-part clinical study - Part 1 of the study will characterize the steady state pharmacokinetics of XORLOTM, XORTX’s commercial form of oxypurinol tablet, and Part 2 of the study will evaluate the therapeutic equivalence of XORLOTM compared to allopurinol in gout patients. Data generated during this study will support the planned marketing application / NDA submission. XORTX intends to advance this drug to marketing approval pending favorable study results and its FDA discussions. A commercial drug supply is also required. The XRx-026 program is being advanced to address gout in patients who are intolerant to allopurinol, targeting a US $700 million per year market opportunity.1

XORTX’s overall strategy and goal is to apply our interdisciplinary expertise and pipeline-in-a-product strategy to further identify, develop and commercialize novel treatments for rare/orphan and broader indications related to health consequences associated with gout (XRx-026), progressive kidney disease, including autosomal dominant polycystic kidney disease (“ADPKD”) (XRx-008) and the health consequences of diabetes.

To achieve this objective, we intend to pursue the following strategic path:

  Preparation of the IND submission, will include additional data for review by the FDA including support for the 505(b)(2) development pathway, and a proposed two-part bridging clinical study -XRX-OXY-102. We plan to then submit a NDA to the FDA for the XRx-026 product candidate program, which we believe will address a substantial unmet medical need for gout. Increased Chemistry and manufacturing activities to prepare clinical and commercial supplies of drug will be conducted in parallel to advancement of the clinical activities.

  Subject to discussions with FDA and following the successful completion of a Phase 3 clinical registration trial of XRx-008 product candidate program, submit a NDA to the FDA, requesting review under the Accelerated Approval program status. We believe introduction of this class of drug could establish a new standard of care for ADPKD.

  Maximize the potential of the XRx-026 and XRx-008 product candidate programs, if approved, through independent commercialization and through opportunistic collaborations with third parties.

  Leverage our pipeline-in-a-product strategy and experience, developing additional proprietary formulations of xanthine oxidase inhibitor and/or uric acid lowering agents to treat select rental indications and complement our activities through acquisitions or in-licensing opportunities in nephrology and diabetes when opportunities arise.

Ongoing measures to increase shareholder value through improvements to corporate and operations efficiency, combined with a strong focus on key steps to advance our gout program through to marketing approval during the next 18 months is our aim.

Mika Grasso

Mr. Grasso, age 28, has served as a director of the Company since March 24, 2026. Mr. Grasso has served as an Investment Manager at a family office, where he has been responsible for sourcing and evaluating the fund’s direct investment and co-investment efforts. Previously, Mr. Grasso served as a Finance Associate at Zions Capital Markets from November 2023 until March 2025, as an Investment Banking Associate at Paulson Investment Company from February 2022 until November 2023, as an Analyst at Goldman Sachs from August 2021 to February 2022, and as an Analyst on the Real Assets Team at Power Systems Management from May 2020 to August 2021. Mr. Grasso received his MS in Finance, with a concentration in Investment Management, and his BS in Business Administration from the Leeds School of Business at the University of Colorado Boulder.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy and recently acquired VB4-P5 program, which is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases.

For more information, please contact:

Allen Davidoff, Co-CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com	nick@alpineequityadv.com
+1 403 455 7727	+1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as well as "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "intend," "will," "designed to," "positions," and similar expressions, and include all statements that are not statements of historical fact. These forward-looking statements include, but are not limited to, statements regarding: the ability to focus management resources on the advancement of the XRx-026 program for the treatment of gout; the appointment of Mika Grasso as Co-CEO and the allocation of responsibilities among the Company's leadership; and the advancement of the Company's development programs and its strategy.

Forward-looking statements are based on the Company's current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that could cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others: that the voluntary delisting may not be completed on the anticipated timeline or at all; the risk that the anticipated benefits of the delisting are not realized; the Company's need for, and ability to obtain, additional capital to fund its development programs and operations; the Company's ability to advance, and obtain regulatory approval for, the XRx-026 program and its other product candidates on the timelines currently anticipated, or at all; the evolving regulatory environment applicable to the Company's business in the United States and Canada; and the Company's ability to attract and retain qualified personnel, including its newly appointed officers.

For a more detailed discussion of these and other risks and uncertainties, investors should review the disclosures contained under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and in the Company's subsequent Reports of Foreign Private Issuer on Form 6-K, each as filed with or furnished to the SEC and available at www.sec.gov, as well as in the Company's continuous disclosure documents filed with the Canadian securities regulatory authorities and available at www.sedarplus.ca.

The forward-looking statements in this press release speak only as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

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1 Inflation-adjusted Febuxostat peak sales.